Exhibit 99.1

PACCAR Australia and Westport to Produce Natural Gas Trucks

December 10, 2008

Vancouver, BC -- Westport Innovations Inc. (TSX:WPT/Nasdaq:WPRT) and PACCAR Australia Pty Ltd. (“PACCAR”), announced today that the companies will develop and commercialise liquefied natural gas (LNG) Kenworth trucks for the Australian market.  Australia’s Kenworth Trucks, a division of PACCAR, plan to begin factory-installed production in mid-2009 beginning with the T908, K108 and T408SAR truck chassis and roll out across additional models into the future. The LNG trucks, featuring the Westport high pressure direct injection (HPDI) LNG engine and fuel system, will be produced at the Kenworth Bayswater plant outside Melbourne, Australia.

“Australia’s unique operating conditions and need for high-power outputs are a good fit for Westport’s HPDI technology and Kenworth’s leading truck models,” said Joe Rizzo, Managing Director of PACCAR Australia.  “Our customers have been seeking economic greenhouse gas reductions that work in their operations, and Kenworth is proud to be able to offer that combination in a factory-built product in Australia.”

“With an abundant, low-cost, domestic natural gas supply, Australia makes an excellent market for Westport’s high-performance heavy-duty LNG engine and fuel system,” added Michael Gallagher, President and Chief Operating Officer of Westport.  “Our demonstrated greenhouse gas reductions of 20-25% relative to diesel engines, 95% diesel substitution levels, and power output up to 580 horsepower are clear advantages of Westport technology.  PACCAR’s leadership in providing factory-built LNG Kenworth trucks on two continents shows their commitment to the environment and the economic concerns of their customers.”

About Westport’s ISX G and LNG System for Heavy Duty Trucks in Australia

Westport's engine and liquefied natural gas (LNG) fuel system for heavy-duty trucks allows trucking fleets to move to lower-cost, domestically available natural gas and/or biogas while offering significant greenhouse gas reductions compared with similar diesel engines. Based on the industry-leading Cummins ISX diesel engine with cooled EGR, Westport’s direct-injection LNG version of the engine offers the same horsepower, torque, and efficiency as the base diesel engine it is replacing, with ratings in the Australian market of up to 1850 lb-ft torque and 580 peak horsepower.  The Westport LNG fuel system comprises LNG fuel tanks, proprietary Westport fuel injectors, cryogenic fuel pumps and associated electronic components to facilitate robust performance and reliable operation.  The Westport engine is fuelled with vaporized LNG—a safe, cost effective, low carbon, and low emissions fuel.  LNG fuel tanks can be configured to suit customer range requirements.  The Westport LNG system for the Cummins ISX is certified to 2008 Australian Design Rules (ADR 80/02 and ADR 30/01).

The Australian Government has been supportive of the introduction of Westport’s LNG fuel system into the Australian market with demonstration funding. As early adopters of Westport’s technology under the demonstration program, transport organizations including Mitchell Corp., Sands Fridge Lines and Murray Goulburn Cooperative have established their commitment and leadership in the reduction of greenhouse gases in Australia.

About Kenworth Trucks, a division of PACCAR Australia Pty Ltd.

Kenworth trucks are designed and manufactured in Australia to meet the world’s toughest applications. Kenworth, a division of PACCAR Australia, is market leader in heavy duty trucks in Australia. Its trucks are also exported to Papua New Guinea and New Zealand.  PACCAR Inc. is a worldwide manufacturer of heavy

Westport Innovations Inc. – Press Release

and medium duty trucks under the Kenworth, Peterbilt and DAF nameplates.  It also provides financial services and distributes truck parts related to its principal business.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note: This document contains forward-looking statements about Westport’s business, operations, technology development or the environment in which it operates, which are based on Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com